BUCHANAN INGERSOLL pc
ATTORNEYS

RONALD BASSO 412 562 3943 bassor@bipc.com	One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, PA 15219-1410

T 412 562 8800 F 412 562 1041

www.buchananingersoll.com

January 19, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention:	Michael K. Pressman, Division of Corporation Finance,
Office of Mergers and Acquisitions

Re:	Norstan, Inc.
Schedule TO-T filed December 23, 2004
by SF Acquisition Co.
File No. 5-15836

Dear Mr. Pressman:

     On behalf of our clients, Black Box Corporation (“Black Box”) and its wholly owned subsidiary, SF Acquisition Co. (“Purchaser”), enclosed for filing via EDGAR is Amendment No. 2 (the “Amendment”) to the above referenced Schedule TO-T (the “Schedule”) which was originally filed on December 23, 2004 and amended on January 5, 2005 by Amendment No. 1 thereto. The Staff’s comments (as set forth in the Staff’s letter (the “Comment Letter”) dated January 11, 2005) are reproduced in this letter in italicized type and are followed by our clients’ responses. Also, we are providing the written statement requested in the Comment Letter by Black Box and Purchaser as Exhibit A to this letter.

General

1.	Consider whether BBCPA, as the borrower under the Acquisition Facility, should be a bidder on Schedule TO. In this regard, we note that the funds from the Acquisition Facility will be used to purchase shares in this offer. For guidance on identifying the bidder in a tender offer, please refer to the Section II.D.2 in the Division of Corporation Finance Current Issues Outline publicly available on our website, www.sec.gov.

Response: It is now contemplated by the lenders that SF Acquisition Co. will be a direct borrower under the Acquisition Facility. As a result, BBCPA will not need to be a bidder on the Schedule.

Domestic Offices :: Pennsylvania :: New York :: Washington, DC :: Florida :: New Jersey :: Delaware :: California

January 19, 2005
Page -2-

The next to last paragraph of Section 15 of the Offer to Purchase, dated December 23, 2004, filed with the Schedule (the “Offer to Purchase”) is amended and restated in its entirety in the Amendment to read as follows:

     “Black Box’s existing credit facility with Citizens will be amended and restated as the Acquisition Facility. Under the Acquisition Facility, BBCPA and Purchaser will be co-borrowers and Black Box will be a guarantor. Black Box and Purchaser will have the right to utilize the funds available under the Acquisition Facility to purchase the Shares in the Offer. As a result, Black Box and Purchaser expect, based upon the combination of internally available cash and borrowings under the Acquisition Facility, to have sufficient cash on hand at the expiration of the Offer to allow Purchaser to pay the Per-Share Amount for all Shares in the Offer.”

Offer to Purchase

Acceptance for Payment and Payment for Shares, page 13

2.	Clarify under what circumstances you could, consistent with applicable securities laws, delay acceptance or payment for shares without extending the offer.

Response: Black Box and Purchaser do not believe they have the ability to delay acceptance or payment without extending the offer. The second paragraph of Section 2 of the Offer to Purchase is amended and restated in its entirety in the Amendment to read as follows:

     “If Purchaser includes a Subsequent Offering Period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period and tendering shareholders will not have withdrawal rights during any Subsequent Offering Period.”

Procedure for Tendering Shares, page 14

     Determination of Validity, page 16

3.	Refer to your statement in the first line on page 17 that bidder may waive “any irregularities or conditions.” While you may waive any offer condition, if you do so, you must do so generally, not as to specific securities only. Please confirm your understanding supplementally.

Response: Black Box and Purchaser confirm their understanding that any waiver of any of the conditions to the Offer must be made generally and not as to specific securities only.

January 19, 2005
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Certain Federal Income Tax Matters, page 18

4.	Rather than refer to “certain” tax consequences in your heading and the disclosure that follows, please refer to “material” tax consequences.

Response: References to “Certain United States Federal Income Tax Consequences” have been changed to “Material United States Federal Income Tax Consequences” in the Amendment.

Background of the Offer, page 22

5.	Disclosure in this section suggests that the Company may have provided bidder or its representatives with non-public financial forecasts or projections in connection with the negotiation and structuring of this transaction. If so, please disclose those projections or forecasts and the assumptions underlying them in the offer materials. If you do not believe disclosure is required, explain supplementally the basis for that belief.

Response: In September 2004, at the beginning of resumed discussions with Norstan, Black Box received from Norstan a document entitled “Cost savings opportunities available by the combination of Norstan and Black Box.” This document, which has been supplementally provided to the Staff, contains Norstan’s budgeted EBITDA for its fiscal year ending April 30, 2005 (“FY ‘05”).

In addition, at various times throughout Black Box’s due diligence investigation of Norstan, from late October through mid-December 2004, Black Box received from Norstan documents that included financial information from Norstan’s FY ‘05 budget. The receipt of these documents postdate Black Box’s October 15, 2004 letter to Norstan indicating an interest in acquiring Norstan at a per-share price of $5.75. The most recent version of the FY ‘05 budget, provided to Black Box in December 2004, was contained in a document entitled “Consolidated Income Statement FY’05-Total Year Outlook.” This document, which has been supplementally provided to the Staff, seems to contain actual financial results for the first and second quarters of FY ‘05, estimates for the third and fourth quarters of FY ‘05 and income statement information from the FY ‘05 budget.[1]

The FY’05 budget numbers provided to Black Box are consistent with Norstan’s reported results, and Norstan has advised Black Box that the FY’05 budget numbers are consistent with Norstan’s guidance for FY ‘05 of declining revenue and increasing profitability over

[1]	FY ‘05 revenues in Norstan budget documents originally show total revenues of approximately $204 million and later versions show total revenues of approximately $213 million, including the version provided to the Staff. Upon inquiry to Norstan in connection with the preparation of this response, Norstan explained to Black Box that the budgeted revenue number was revised to reflect the change during FY ‘05 in accounting treatment for Norstan’s alliance with Siemens in the refurbished equipment business. Note that there was no material change in the operating income level in any versions of the FY ‘05 budget.

January 19, 2005
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Norstan’s results for its fiscal year ended April 30, 2004 (“FY ‘04”). Additionally, the budgeted amounts do not reflect any significant change in the trend of Norstan’s results for the remainder of FY ‘05 as compared to its results to date for FY ‘05.

In early December 2004 (again, well after delivery of the October 15, 2004 letter establishing the $5.75 per-share price), Norstan provided Black Box’s Chief Executive Officer (“CEO”) with a document marked “draft” and entitled “Norstan’s Strategic Plan.” This document has been supplementally provided to the Staff.

The CEO, after reviewing this summary information, concluded that it was consistent with current business trends and more of a “what if” set of models. Consequently, he did not distribute it to anyone else at Black Box until inquiry was made as a result of the Staff’s Comment Letter. This document did not form the basis for Black Box’s discussions or negotiations regarding the acquisition of Norstan, nor did it form the basis of internal pro forma projections of the results of Norstan’s operations prepared by Black Box. The document was not presented to Black Box’s Board of Directors. Black Box did not ask Norstan for nor has Black Box received any other updates to this document nor any final version of this document that Norstan may have prepared.

The information contained in this document shows estimates for Norstan’s projected financial results for FY ‘05 similar to the documents described above. In addition, this document contains two different scenarios for fiscal years 2006 to 2008. One scenario is entitled “Status Quo — Declining” and shows revenue and profits declining during those periods. The other scenario is entitled “Growth Model” and shows revenue and profits increasing during the same periods. Other than some abbreviated marginal notes such as “only modest declines considering backlog used in FY05” and “Stabilize and grow Service, MAC and PSO,” the document does not provide information as to the bases for either scenario or the assumptions underlying either scenario. Black Box did not explore with Norstan the bases for each scenario.

While Black Box did provide its Board of Directors with pro forma projections regarding Norstan’s financial results, these projections were internally prepared by Black Box and were not based on, and are not consistent with, either of the scenarios in Norstan’s document. The Black Box internal projections assume stable revenues and certain cost reductions for the Norstan business. As noted above, one Norstan scenario shows increasing revenue and profitability and one shows decreasing revenue and profitability. For example, in Norstan’s document, fiscal year 2006 revenues would either go down 3% or would go up 2% from FY ‘05. By fiscal year 2008, this document shows revenues to be either $206 million or $250 million and operating income to be either $900,000 or $14.5 million. As a result of the divergent information contained in this document and lack of support for either scenario, Black Box believes that it is not possible to make a reasonable assumption as to the future performance of Norstan based on the information

January 19, 2005
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contained in this document. Consequently, the information in this document does not provide a basis for a conclusion regarding the future performance of Norstan.

As a result of the foregoing, Black Box does not believe that there is a substantial likelihood that, under all of the circumstances, the non-public financial information regarding Norstan in its possession would assume actual significance to a reasonable investor’s investment decision regarding Norstan, or that there is a substantial likelihood that reasonable investors would view such information as significantly altering the total mix of information available regarding Norstan. Consequently, Black Box does not believe that any such information is material under Rule 10b-5 promulgated under the Securities Exchange Act of 1934, as amended, and therefore need not be provided in the Offer to Purchase.

Merger and other Agreements, page 27

     New Severance Agreements, page 40

6.	Quantify, including the value of the option grant, the retention payments to be received by each Executive.

Response: The last paragraph beginning on page 40 of the Offer to Purchase is amended and restated in its entirety in the Amendment to read as follows:

     “The Term Sheets provide that the Executives will continue to receive their existing base salaries through the fiscal year ending April 30, 2006 and will be eligible for bonuses which may be awarded pursuant to bonus, incentive or similar plans. The Term Sheets also provide that, subject to Black Box stockholder approval, the foregoing Executives will receive grants of non-qualified stock options to purchase shares of common stock of Black Box in the amount of 20,000 shares (50,000 shares in the case of Mr. Christian), each with a three-year vesting schedule and an exercise price equal to the fair market value of Black Box common stock on the date of grant.”

     As the date of the option grants and the fair market value of Black Box common stock on that date cannot be known, there is no practical way to value the Black Box options without making assumptions that may or may not be true. As a result, Black Box respectfully requests that information relating to the value of the option grants not be included in the Offer to Purchase.

     In addition, the second full paragraph on page 41 of the Offer to Purchase is amended and restated in its entirety in the Amendment to read as follows:

     “Under the New Severance Agreements, each of the Executives will receive a retention bonus for remaining in the employ of the Surviving Corporation after the Merger. Mr. Christian’s retention bonus will be $714,000, payable in three installments

January 19, 2005
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of $238,000 each. The other Executives will receive a retention bonus in an amount equal to 50% of the amount payable under their existing severance agreements upon a qualifying change of control. Mr. Vold’s retention bonus will be $300,000, payable in four equal installments of $75,000 each. Ms. Warner’s retention bonus will be $138,750, payable in three equal installments of $46,250 each. Mr. Laughlin’s retention bonus will be $150,000, payable in three equal installments of $50,000 each. Mr. Anderson’s retention bonus will be $127,500, payable in three equal installments of $42,500 each. Mr. Perry’s retention bonus will be $131,250, payable in three equal installments of $43,750 each. Each Executive, other than Mr. Christian, is subject to a one-year non-competition and non-solicitation agreement effective upon termination of employment. Mr. Christian will be subject to a two-year non-competition and non-solicitation agreement effective upon termination of employment.”

Section 14. Conditions of the Offer, page 41

7.	We refer to the second bullet point on page 43. It appears that this condition had already been satisfied when you commenced this offer. Please advise or revise.

Response: The New Severance Agreements have not yet been executed by the Executives and this condition has not yet been met. Black Box and Purchaser intend to further amend the Schedule upon the execution of the New Severance Agreements.

Fees and Expenses, page 47

8.	Quantify the “reasonable and customary compensation” referred to in this section. See Item 1009(a) of Regulation MA.

Response: The first paragraph of Section 17 of the Offer to Purchase is amended and restated in its entirety in the Amendment to read as follows:

     “Purchaser has retained Georgeson Shareholder Securities as Dealer Manager, Georgeson Shareholder Communications, Inc. as the Information Agent (collectively, “Georgeson”) and Wells Fargo Bank, N.A. (“Wells Fargo”) as Depositary and Paying Agent in connection with the Offer. The Dealer Manager and the Information Agent may contact Norstan shareholders by mail, telephone, telex, telegraph and personal interview, and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. Georgeson will be paid a base fee of $40,000 for their services and may earn an additional $20,000 success fee in the event that at least 90% of the Shares are tendered in the Offer and not withdrawn. Wells Fargo will be paid administrative and maintenance fees of approximately $25,000 and reasonable and customary transaction and processing fees for their services. Black Box has also agreed to reimburse each such firm for certain reasonable out-of-pocket expenses

January 19, 2005
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and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under federal securities laws.”

     Please direct any questions or comments regarding this letter, the responses contained herein or the Schedule, as amended, to me at 412-562-3943 or by facsimile at 412-562-1041.

Very truly yours, /s/ Ronald Basso Ronald Basso

RB/
Enclosure

cc: Christopher H. Gebhardt, Esq.

Exhibit A

     Each of Black Box Corporation and SF Acquisition Co. acknowledges that:

     • it is responsible for the adequacy and accuracy of the disclosure in its filings;

     • staff comments or changes to disclosure in response to staff comments in its filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

     • it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BLACK BOX CORPORATION

By:	/s/ Michael McAndrew

Name:	Michael McAndrew

Date:	January 19, 2005

SF ACQUISITION CO.

By:	/s/ Michael McAndrew

Name:	Michael McAndrew

Date:	January 19, 2005